ImmunoCellular Therapeutics, Ltd.

21900 Burbank Boulevard, 3rd Floor

Woodland Hills, California 91367

June 30, 2010

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	ImmunoCellular Therapeutics, Ltd. – Post-Effective Amendment No. 4 to
Registration Statement on Form S-1 – Filed June 14, 2010
Registration No. 333-144521

Ladies and Gentlemen:

On behalf of ImmunoCellular Therapeutics, Ltd., a Delaware corporation (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 12:00 p.m., Washington, D.C. time, on Tuesday, July 6, 2010, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ Manish Singh
Manish Singh, Ph.D.
President and Chief Executive Officer